Mail Stop 4561

December 27, 2007

William W. Smith, Jr.
Chairman of the Board, President
    and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viego, California 92656
(949) 362-5800

> **Re: Smith Micro Software, Inc. (File No. 000-26536)**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**

Dear Mr. Smith,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                    Sincerely,

                    Stephen Krikorian
                    Accounting Branch Chief